

Mail Stop 4628

August 17, 2016

Via E-mail
Ms. Deborah Deibert
Chief Financial Officer
Emerge Energy Services LP
180 State Street, Suite 225
Southlake, Texas 76092

> **Re: Emerge Energy Services LP**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35912**

Dear Ms. Deibert:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director